LIQUID MEDIA GROUP LTD.

Management’s Discussion and Analysis

For the three and six months ended May 31, 2021

MANAGEMENT'S DISCUSSION AND ANALYSIS

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) of Liquid Media Group Ltd. (“Liquid” or the “Company”), provides analysis of the Company’s financial results for the three and six months ended May 31, 2021. The following information should be read in conjunction with the accompanying unaudited condensed interim consolidated financial statements and accompanying notes for the three and six months ended May 31, 2021 (“Interim Financial Statements”) and the restated audited consolidated financial statements and accompanying notes for the year ended November 30, 2020 (“Annual Financial Statements”) which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The Board of Directors of the Company have approved the information and disclosures contained in this MD&A. This MD&A is dated as at July 15, 2021. All figures are in Canadian dollars unless otherwise noted. Additional information relating to the Company is available on SEDAR at www.sedar.com.

FORWARD-LOOKING STATEMENTS

This report includes “forward-looking information” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Statements which are not historical facts, are forward-looking statements. The Company, through its management, makes forward-looking public statements concerning its expected future operations, performance and other developments.  The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “predict” and similar expressions are also intended to identify forward-looking statements.  Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized. Forward-looking statements relate to, among other things: business objectives, goals and strategic plans; operating strategies; expected future revenues, earnings and margins; anticipated operating, selling and general and administrative costs; and anticipated capital expenditures.

Such forward-looking statements are necessarily estimates reflecting the Company's best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. For all such forward-looking statements, we claim the safe harbor for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

All forward-looking statements speak only as of the date made.  All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements.  Except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.

COMPANY BACKGROUND AND DESCRIPTION OF THE BUSINESS

The Company is the parent company of Liquid Media Group (Canada) Ltd. (“Liquid Canada”). Liquid is a business solutions company empowering independent IP creators to package, finance, deliver and monetize their professional video IP globally.  Liquid’s four stage end-to-end solution will enable professional video (film/TV/and video game) creators to take their content from inception through the entire process to monetization. Liquid’s platform is expected to leverage sophisticated artificial intelligence (AI) and big data analytics technology, informed process structuring, financial risk reduction and funding, production best practices, together with monetization expertise to ensure recoupment and profitability of IP across diverse distribution. This will be accomplished through existing assets, recently announced proposed acquisitions of Indieflix, Filmocracy and iGEMS TV, future acquisitions, and strategic partnerships including distribution agreements recently announced with Insight TV and dotstudioPRO, which bring total audience reach to nearly a billion households worldwide.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Discontinued Operations

On August 31, 2020, the Company agreed to settle a lawsuit with Jesse Sutton, the director of Majesco, whereby Mr. Sutton agreed to settle $652,061 (US$500,000) payable for the acquisition of Majesco, along with $452,772 in consulting fees owed to Mr. Sutton, for $260,824 (US$200,000) in cash and the return of the 51% ownership of Majesco.  Upon signing of the agreement, the Majesco operations were considered discontinued and the balances were reclassified as such.

For additional information about the discontinued operations of Majesco, refer to Note 20 in the Annual Financial Statements.

The following discussion is directed at the continuing operations of the Company, which excludes Majesco as a result of the settlement described above.  The results of the Company aside from the discontinued operations are reflective of the operations of the Company without Majesco.

Current Year Summary

Effective January 1, 2021, the Company signed an employment agreement with Ronald Thomson, the new CEO of the Company. The agreement requires total payments of $20,000 per month.  Included in the agreement is a provision for a retro-active salary increase to $30,000 per month upon the Company raising US$5 million in funding (completed) and three months written notice or salary paid in lieu of notice upon termination without just cause.  In January 2021, Mr. Thomson was elected to the Board of Directors.  In accordance with Mr. Thomson’s agreement, the Company granted him 750,715 stock options with an exercise price of US$1.90 and a term of five years.  The options will vest as follows: 107,245 on June 1, 2021, 321,735 on January 1, 2022, and 321,735 on January 1, 2023

In January 2021, the Company granted a consultant of the Company 321,735 stock options with an exercise price of US$1.90 and a term of five years.  The options will vest as follows: 107,245 on January 14, 2021, 107,245 on July 14, 2021, and 107,245 on July 14, 2022.

In January 2021, the Company repriced 932,995 stock options with an exercise price of US$2.55 and 25,000 stock options with an exercise price of US$2.57 to US$1.90 per option.  All other terms remained unchanged.

In January 2021, the Company extended the maturity date of the outstanding convertible debenture by one year to February 26, 2022.

In February 2021, the Company extended the expiry date of 346,000 share purchase warrants with an exercise price of US$1.75 from February 26, 2021 to March 11, 2021 due the investors being subject to a trading blackout.

In February 2021, Waterproof commenced an action against the Company in which the Plaintiff claims that the Company misrepresented facts to Waterproof, inducing Waterproof to enter the Amended and Restated Shareholder Agreement (ARSA) with the Company.  As a result, Waterproof claims that it has the right to purchase the Waterproof shareholdings from the Company at a fair market value as of May 17, 2019 in accordance with a calculation included in the ARSA.  In March 2021, the Company filed a Response to Civil Claim denying the Plaintiffs’ claims, or alternatively, that the purchase price proposed by the Plaintiffs is not binding and does not reflect the full value of Liquid’s interest in Waterpoof.  The litigation is at an early stage.

In March 2021, the Company’s registration statement restricting the Cashless Warrant holders ability to elect to cashless exercise their Cashless Warrants became effective.

In April 2021, the Company announced the appointment of Mr. Andy Wilson as the Company’s new CFO, and with that Daniel Cruz stepped down as the CFO of the Company.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Proposed Acquisitions

a)In May 2021, the Company entered into a letter of intent with INDIEFLIX Group Inc. (“IndieFlix”) for the Company to acquire 100% of the issued and outstanding shares of IndieFlix by issuing 1,666,666 common shares of the Company to the shareholders of IndieFlix.  20% of the consideration shares will be issued to the shareholders of IndieFlix on closing of the proposed transaction while the remainder will be issued based on IndieFlix achieving certain revenue targets over a six year period.

In connection with the proposed transaction, on May 10, 2021, the Company entered into a non-revolving credit facility with IndieFlix for $499,880 which will be advanced as follows: (1) $102,852 upon the date of the promissory note (advanced); (2) $173,043 on the first month anniversary (advanced subsequently); and (3) $223,985 on the second month anniversary.  The promissory note bears interest at 6% per annum, is due on the earlier of December 31, 2021 or the closing of the proposed transaction, and is secured by a general security agreement over certain assets.  In the event that the proposed transaction does not close, all amounts outstanding shall bear interest at 24% per annum.

b)In June 2021, the Company entered into a letter of intent with Filmdab, Inc., operating as Filmocracy (“Filmocracy”) for the Company to acquire 100% of the issued and outstanding shares of Filmocracy by issuing 1,250,000 common shares of the Company to the shareholders of Filmocracy.  25% of the consideration shares will be issued to the shareholders of Filmocracy on closing of the proposed transaction while the remainder will be issued based on Filmocracy achieving certain revenue targets over a six year period.

In connection with the proposed transaction, the Company has agreed to enter into a non-revolving credit facility with Filmocracy for $608,735 which will be advanced as follows: (1) $244,292 upon the date of the promissory note; (2) $190,594 on the first month anniversary; and (3) $173,849 on the second month anniversary.  The promissory note bears interest at 6% per annum, is due on the earlier of December 31, 2021 or 30 days following the termination of the proposed transaction, and is secured by a general security agreement over certain assets.  In the event that the proposed transaction does not close, all amounts outstanding shall bear interest at 24% per annum.

c)In June 2021, the Company entered into a Letter of Intent with iGEMS TV, Inc. (“iGEMS”) for the Company to acquire 100% of the issued and outstanding shares of iGEMS by issuing 566,667 common shares of the Company to the shareholders of iGEMS.  25% of the consideration shares will be issued to the shareholders of iGEMS on closing of the proposed transaction while the remainder will be issued based on iGEMS achieving certain revenue targets over a six year period.

In connection with the Letter of Intent, on June 25, 2021, the Company entered into a non-revolving credit facility with iGEMS for $100,000 which will be advanced as follows: (1) $40,000 upon the date of the promissory note (advanced subsequently); (2) $33,000 on the first month anniversary; and (3) $27,000 on the second month anniversary.  The promissory note bears interest at 6% per annum, is due on the earlier of December 31, 2021 or 30 days following the termination of the proposed transaction, and is secured by a general security agreement over certain assets.  In the event that the proposed transaction does not close, all amounts outstanding shall bear interest at 10% per annum.

Financings

In January 2021, the Company issued 2,984 common shares valued at $8,856 to a consultant to settle $10,000 of outstanding accounts payable resulting in a gain of $1,144 which is included in gain on debt settlements.

In January 2021, the Company issued 17,907 common shares valued at $60,000 to a consultant of the Company for advisory services provided to the Company.

In February 2021, the Company transferred 215,000 treasury shares valued at $609,429 to a creditor as full and final payment of a Forbearance Agreement.

MANAGEMENT'S DISCUSSION AND ANALYSIS

In March 2021, the Company issued 250,001 common shares valued in relation to the vesting of 250,001 restricted share units.

In March 2021, the Company closed a registered direct offering, under its F-3 registration statement in the United States, by issuing 1,791,045 common shares of the Company at US$3.35 per common share for total proceeds of $7,507,801 (US$6,000,000).  In connection with this offering, the Company paid legal fees of $86,460 (US$69,095), agent fees of $588,111 (US$470,000), and filing fees of $19,958 (US$15,950).

During the six months ended May 31, 2021, the Company issued the following for exercised stock options, warrants, and conversions:

•issued 367,084 common shares for total proceeds of $574,457 in connection with the exercise of 367,084 share purchase warrants at US$1.20 per warrant of which $574,457 was received during the year ended November 30, 2020.

•issued 430,167 common shares for total proceeds of $949,224 in connection with the exercise of 430,167 share purchase warrants at US$1.75 per warrant.  As a result, the Company transferred $3,764 representing the fair value of the exercised warrants from reserves to share capital.

•issued 990,000 common shares for total proceeds of $2,339,099 in connection with the exercise of 990,000 share purchase warrants at US$1.88 per warrant.  As a result, the Company transferred $278,352 representing the fair value of the exercised warrants from reserves to share capital.

•issued 121,319 common shares valued at $533,868 in accordance with the exercise of 175,000 Cashless Warrants.  As a result, the Company transferred $533,868 representing the fair value of the Cashless Warrants from derivative liabilities to share capital.

•issued 270,000 units on the conversion of $506,777 (US$405,000) worth of net convertible debentures.  As a result, the Company transferred $55,986 from reserves to share capital representing the proportionate balance of the equity component.  Each unit comprised of one common share and one warrant with each warrant entitling the holder to acquire one common share of the Company for US$1.75 up to February 26, 2022.

Subsequent Events

In June 2021, the Company accepted the resignation of Daniel Cruz from his position on the Board of Directors.

In June 2021, the Company issued 39,894 common shares to a consultant for consulting services previously received.

CRITICAL JUDGEMENTS AND ESTIMATES

The preparation of financial statements in conformity with IFRS requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported revenues and expenses during the period.

Although management uses historical experience and its best knowledge of the amount, events or actions to form the basis for judgments and estimates, actual results may differ from these estimates.

Significant judgements includes the effects of COVID-19 on the business’s operations, determination of functional currency, assessments over level of control or influence over companies, the recoverability and measurement of deferred tax assets, assessments of acquisitions of groups of assets versus a business, and the determination of a discontinued operation.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The most significant accounts that require estimates as the basis for determining the stated amounts include the valuation of share-based compensation and derivatives, the valuation of intangible assets, the valuation of investments in equity instruments, the estimation of expected credit loss, and the valuation of convertible debentures.

Critical judgment exercised in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements is as follows:

Uncertainty of COVID-19 pandemic

In March 2020 the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, customers, economies, and financial markets globally, potentially leading to an economic downturn. It has also disrupted the normal operations of many businesses, including ours. This outbreak could decrease spending, adversely affect demand for our product and harm our business and results of operations; however, the Company has also recognized that the pandemic has led to a global increase in screen time and online gaming which is beneficial to the Company’s operations. It is not possible for us to predict the duration or magnitude of the adverse results of the outbreak and its effects on our business, results of operations, or how it will impact the Company’s ability to conduct financings at this time.

Functional currency

The functional currency of the Company and its subsidiaries is the United States dollar (“USD”); however, determination of functional currency may involve certain judgments to determine the primary economic environment which is re-evaluated for each new entity or if conditions change.

Level of control or influence over companies

The accounting for investments in other companies can vary depending on the degree of control and influence over those other companies.  Management is required to assess at each reporting date the Company’s control and influence over these other companies.  Management has used its judgment to determine which companies are controlled and require consolidation and those which are significantly influenced and require equity accounting.  The Company has considered its ownership position in Waterproof Studios Inc. (“Waterproof”) and determined it does not have the ability to influence the key operating activities of the entity.  Accordingly, the Company has accounted for its investment under fair value through profit or loss.  Additionally, the Company has assessed that control of Majesco was lost as of August 31, 2020.

Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to expectation of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

Discontinued operations

The Company classifies a component of the Company’s business as discontinued operations when there is a highly probable likelihood of a disposal of that component.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in material adjustments are as follows:

Valuation of share-based compensation and derivatives

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based compensation and other equity based payments. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate, and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Valuation of intangible assets

Intangible assets are assessed for impairment indicators at each reporting date.  Management first reviews qualitative factors in determining if an impairment needs to be recorded.  Quantitative factors are then used to calculate the amount of impairment, if needed.

Valuation of investment in equity instrument

The Company values its equity instruments in private companies at fair value at each reporting date.  The determination of fair value is based on estimates made by management on the expected earnings before income, taxes, and amortization multiplied by a reasonable factor for the appropriate industry applicable to the private company.

Estimation of expected credit loss

Loans receivable are assessed for an estimated credit loss at each reporting date.  The estimated loss is determined based on management’s knowledge of the debtor and their ability to repay the loan.  As the current debtors’ are private entities, management must rely on assertions provided to them from the debtor to make their estimates.

Valuation of convertible debentures

The equity portion of the convertible debenture is calculated using a discounted cash flow method which requires management to make an estimate on an appropriate discount rate.

MANAGEMENT'S DISCUSSION AND ANALYSIS

SELECTED QUARTERLY INFORMATION

The following financial data is derived from the Company’s unaudited condensed interim consolidated financial statements for the three and six months ended May 31, 2021 and 2020.

	Three months ended May 31,		Six months ended May 31
	2021	2020	2021	2020
	$	$	$	$
Sales	1,703	7,541	13,023	15,173
Cost of sales	(163,386)	(178,370)	(337,805)	(406,628)
Gross profit (loss)	(161,683)	(170,829)	(324,782)	(391,455)
Operating expenses	(1,735,325)	(885,596)	(4,077,369)	(2,763,320)
Other income (expenses)	(163,066)	692,374	424,075	1,134,244
Loss attributable to Liquid from continuing operations	(2,060,074)	(364,051)	(3,978,076)	(2,020,531)
Profit from discontinued operations	-	106,469	-	114,429
Loss for the period	(2,060,074)	(257,582)	(3,978,076)	(1,906,102)
Foreign currency translation	(847,348)	141,350	(1,052,527)	207,851
Comprehensive loss	(2,907,422)	(116,232)	(5,030,603)	(1,698,251)

Profit (loss) attributable to:
Shareholders of the Company	(2,060,074)	(309,753)	(3,978,076)	(1,962,173)
Non-controlling interest	-	52,171	-	56,071

Comprehensive profit (loss) attributable to:
Shareholders of the Company	(2,907,422)	(216,716)	(5,030,603)	(1,827,915)
Non-controlling interest	-	100,484	-	129,664

Basic and diluted loss per common share:
Shareholders of the Company - continuing operations	(0.15)	(0.06)	(0.33)	(0.34)
Shareholders of the Company	(0.15)	(0.05)	(0.33)	(0.33)
Non-controlling interest	-	0.01	-	0.01

Working capital (deficiency)	7,317,300	(3,846,546)	7,317,300	(3,846,546)
Total assets	18,862,834	14,682,367	18,862,834	14,682,367
Total long-term liabilities	38,209	561,190	38,209	561,190

(1)the comparative figures have been reclassified to account for the discontinued operations of Majesco.

RESULTS OF OPERATIONS – Three Months Ended May 31, 2021

During the quarter ended May 31, 2021, the Company’s primary focus was on (1) completing the assessment and recalibration of its overall strategic vision and plan, (2) assessing the financing needed to execute the recalibrated plan and taking steps to source that financing, and (3) commencing execution of the recalibrated strategic plan, including entering into Letters of Intent for certain acquisitions and entering into certain strategic distribution agreements.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Gross Profit (Loss)

Gross profit (loss) decreased by $9,146 to $(161,683) for the quarter ended May 31, 2021 from $(170,829) for the comparable quarter in 2020. The decrease in gross loss is attributable to the Company incurring less fees on content creation.

Operating Expenses

For the quarter ended May 31, 2021, operating expenses increased by $849,729 when compared to the quarter ended May 31, 2020 primarily as a result of:

Operating Expense	Increase / Decrease in Expenses	Explanation for Change
Amortization	Decrease of $65,061	Decreased due to the Company reversing the amortization on the Platform coding acquired in 2020 Q1 in 2020 Q2 as the asset is currently in development and not subject to amortization.
Investor relations, filing, and compliance fees	Decrease of $58,302	Decreased due a decrease in listing fees and public relation costs.
Management and directors salaries and fees	Increase of $75,343	Increased due to the addition of two additional members of the management team in 2021.
Marketing	Increase of $88,799	Increased as the Company increased its shareholder communications during the current quarter.
Other general and administrative expenses	Increase of $63,216	Increased due to a reassessment of GST owing to the Canada Revenue Agency by Liquid Canada relating to the fiscal years 2015 to 2019.
Research and development	Increase of $105,321	Increased due to the Company incurring costs to upgrade its streaming platforms.
Share-based compensation	Increase of $444,602	Increased due to the granting of RSU’s during the 2020 Q4 and stock options being granted during 2021 Q1 with a graded vesting schedule.

Other Income (Expenses)

The following occurred during the quarter ended May 31, 2021 as compared to the quarter ended May 31, 2020:

•The Company recorded an increase in the write-off of licenses of $530,104 due to management determining to no longer proceed with two existing license agreements in 2021 Q2.

•The Company recorded a decrease in gain on derivative liability of $717,869 due to the valuation of the derivatives during 2021 Q2 and 2020 Q2.

•The Company recorded an increase in the unrealized gains on equity instruments of $483,092 relating to the revaluation of the Company’s investment in Waterproof at the end of 2021 Q2.

•The Company recorded an increase in the allowance for credit loss of $94,267 as management determined it was prudent to fully allow for two loans receivable in default in 2021 Q2.

MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS – Six Months Ended May 31, 2021

During the six months ended May 31, 2021, the Company’s primary focus was on (1) determining and fulfilling its management needs to recalibrate its strategic plan going forward, (2) completing the assessment and recalibration of its overall strategic vision and plan, (3) assessing the financing needed to execute the recalibrated plan and taking steps to source that financing, and (4) commencing execution of the recalibrated strategic plan, including entering into Letters of Intent for certain acquisitions and entering into certain strategic distribution agreements .

Gross Profit (Loss)

Gross profit (loss) decreased by $66,673 to $(324,782) for the six months ended May 31, 2021 from $(391,455) for the comparable period in 2020. The decrease in gross loss is mostly attributable to the Company writing off one license agreement during the first quarter of 2020.

Operating Expenses

For the six months ended May 31, 2021, operating expenses increased by $1,314,049 when compared to the six months ended May 31, 2020 primarily as a result of:

Operating Expense	Increase / Decrease in Expenses	Explanation for Change
Consulting fees	Increase of $133,137	Increased due to the Company engaging additional consultants in 2021 Q1.
Interest expense	Decrease of $66,861	Decreased due to the Company settling its credit facility during 2021 Q1.
Management and directors salaries and fees	Increase of $87,886	Increased due to the addition of two additional members of the management team in 2021.
Marketing	Decrease of $496,253	Decreased due to the comparative period including a digital marketing campaign that completed in 2020 Q1.
Other general and administrative expenses	Increase of $61,673	Increased due to a reassessment of GST owing to the Canada Revenue Agency by Liquid Canada relating to the fiscal years 2015 to 2019.
Research and development	Increase of $261,200	Increased due to the Company incurring costs to upgrade its streaming platforms.
Share-based compensation	Increase of $1,278,621	Increased due to the granting of RSU’s during the 2020 Q4 and stock options being granted during 2021 Q1 with a graded vesting schedule.

Other Income (Expenses)

The following occurred during the six months ended May 31, 2021 as compared to the six months ended May 31, 2020:

•The Company recorded an increase in the write-off of licenses of $199,828 due to management determining to no longer proceed with two existing license agreements in 2021 Q2.  One license was written off in 2020 Q1.

•The Company recorded a decrease in gain on derivative liability of $1,294,981 due to the valuation of the derivatives at the end of 2021 Q2 and 2020 Q2.

•The Company recorded an increase in the unrealized gains on equity instruments of $902,517 relating to the revaluation of the Company’s investment in Waterproof at the end of 2021 Q2.

•The Company recorded an increase in the allowance for credit loss of $132,802 as management determined it was prudent to fully allow for two loans receivable in default at the end of 2021 Q2.

MANAGEMENT'S DISCUSSION AND ANALYSIS

SUMMARY OF QUARTERLY RESULTS FOR THE LAST CONSECUTIVE EIGHT QUARTERS

The following table presents the unaudited summarized financial information for the last eight quarters:

	Q2	Q1	Q4	Q3
	F2021	F2021	F2020	F2020
	$	$	$	$
Sales	1,703	11,320	25,392	6,752
Cost of sales	(163,386)	(174,419)	(171,801)	(184,755)
Gross profit (loss)	(161,683)	(163,099)	(146,409)	(178,003)
Operating expenses	(1,735,325)	(2,342,044)	(2,770,089)	(2,327,322)
Other income (expenses)	(163,066)	587,141	1,620,801	451,654
Loss attributable to Liquid from continuing operations	(2,060,074)	(1,918,002)	(1,295,697)	(2,053,671)
Profit (loss) from discontinued operations	-	-	-	(2,928,319)
Loss for the period	(2,060,074)	(1,918,002)	(1,295,697)	(4,981,990)
Non-controlling interest	-	-	-	(1,822,362)
Loss attributable to shareholders of the Company	(2,060,074)	(1,918,002)	(1,295,697)	(3,159,628)
Comprehensive loss attributable to shareholders of the Company	(2,907,422)	(2,123,181)	(1,350,133)	(3,419,143)
Loss per share	(0.15)	(0.18)	(0.13)	(0.40)
Weighted average shares	13,631,064	10,541,439	10,026,148	7,929,936
	Q2	Q1	Q4	Q3
	F2020	F2020	F2019	F2019
	$	$	$	$
Sales	7,541	7,632	1,924	17,783
Cost of sales	(178,370)	(228,258)	(91,194)	(582,685)
Gross profit (loss)	(170,829)	(220,626)	(89,270)	(564,902)
Operating expenses	(885,597)	(1,877,724)	(1,567,992)	(656,225)
Other income (expenses)	692,375	441,870	(812,555)	352,012
Loss attributable to Liquid from continuing operations	(364,052)	(1,656,480)	(2,469,817)	(869,115)
Profit (loss) from discontinued operations	106,470	7,960	(66,740)	36,952
Loss for the period	(257,582)	(1,648,520)	(2,536,558)	(832,163)
Non-controlling interest	52,171	3,900	(32,702)	18,106
Loss attributable to shareholders of the Company	(309,753)	(1,652,420)	(2,503,856)	(850,269)
Comprehensive loss attributable to shareholders of the Company	(216,716)	(1,611,199)	(2,573,399)	(905,046)
Loss per share	(0.05)	(0.30)	(0.57)	(0.20)
Weighted average shares	5,932,016	5,448,552	4,426,054	4,206,959

(1)the comparative figures have been reclassified to account for the discontinued operations of Majesco.

MANAGEMENT'S DISCUSSION AND ANALYSIS

During the quarter ended November 30, 2019 (2019 Q4), the Company wrote-off one license for $717,125 and incurred additional marketing costs of $673,880.  During the quarter ended February 29, 2020 (2020 Q1), the Company wrote-off one license for $330,273 and incurred additional marketing costs of $965,493.  During the quarter ended August 31, 2020 (2020 Q3), the Company recorded share-based compensation of $793,949 due to the granting of stock options during the quarter and incurred additional marketing costs of $538,933 from the commencement of a new marketing campaign.  During the quarter ended November 30, 2020 (2020 Q4) the Company recorded share-based compensation of $905,590 due to the granting of RSUs, incurred additional marketing costs of $594,979 from the marketing campaign which commenced in 2020 Q2, and recorded $430,632 of research and development costs.  Additionally, the Company recorded an unrealized gain of $1,790,110 on its investment in Waterproof during 2020 Q4.  During the quarter ended February 28, 2021 (2021 Q1), the Company recorded share-based compensation of $928,412 due to the granting of stock options during the quarter and the graded vesting of previously granted RSUs.  During the quarter ended May 31, 2021 (2021 Q2), the Company wrote-off two licenses for $530,104 and recorded share-based compensation of $567,843 for previously granted stock options and RSUs subject to graded vesting.  Additionally, the Company recorded an unrealized gain of $620,226 on its investment in Waterproof during 2021 Q2.

The quarterly losses are also impacted by the non-cash fluctuations in the fair value of the Company’s amortization of licensing agreements, gains and losses on debt settlements, and other corporate costs.  Comprehensive loss is impacted by the foreign currency translation adjustment resulting from the Company reporting their financial statements in CAD rather than their functional currency of USD.

LIQUIDITY AND CAPITAL RESOURCES

As at May 31, 2021, the Company has current assets of $8,864,542 and current liabilities of $1,547,242, which results in working capital of $7,317,300 (November 30, 2020 – deficit of $1,199,926).

The Company does not have adequate operating revenue to finance its existing obligations and therefore must continue to rely on external financing to generate capital to maintain its capacity to meet working capital requirements. The Company has relied on debt and equity raises to finance its operating activities since incorporation. The Company intends to continue to rely on debt and the issuance of shares to finance its operations. However, there is a risk that additional financing will not be available on a timely basis or on terms acceptable to the Company.

Cash Flows

The table below sets forth a summary of cash flow activity and should be read in conjunction with the Company’s cash flow statements:

	Six Months Ended May 31,
	2021	2020
	$	$
Cash flows used in operating activities	(2,412,612)	(2,218,345)
Cash flows used in investing activities	(124,157)	(4,374,927)
Cash flows provided by financing activities	10,097,179	2,178,461
Effect of foreign exchange on cash	3,146	295
Increase (decrease) in cash during the period	7,563,556	(4,414,516)
Cash, beginning of period	704,977	4,587,405
Cash, end of period	8,268,533	172,889

MANAGEMENT'S DISCUSSION AND ANALYSIS

The cash flow used in operating activities for six months ended May 31, 2021 increased by $194,267 compared to the comparative period. The use of cash flows from operating activities represents the effect on cash flows from net losses adjusted for items not affecting cash, principally: accrued interest income and expenses, amortization and accretion, share-based compensation expense, changes in the value of derivatives, gains and losses on the settlement of debt, unrealized foreign exchange, the unrealized gains on the revaluation of equity instruments, and the write off of various items, in addition to net changes in non-cash balances relating to operations.

Cash used by investing activities for six months ended May 31, 2021 decreased by $4,250,770 compared to the comparative period mostly due to the Company acquiring and developing a portfolio of assets including certain streaming platforms for $4,464,885 (US$3,325,000) during the comparative period.

Cash provided by financing activities for six months ended May 31, 2021 increased by $7,918,718 compared to the comparative period mostly due to the Company closing its registered direct offering in March 2021 for $7,507,801 (US$6,000,000) and receiving $3,288,323 from the exercise of various warrants during the period.

OFF BALANCE SHEET ARRANGEMENTS

The Company did not have any off balance sheet arrangements as at May 31, 2021 or November 30, 2020.

COMMITMENTS

As at May 31, 2021 and the date of this report, the Company did not have any commitments not disclosed elsewhere.

CONTINGENCIES

On February 18, 2021, Waterproof commenced an action against the Company in which the Plaintiff claims that the Company misrepresented facts to Waterproof, inducing Waterproof to enter the Amended and Restated Shareholder Agreement (“ARSA”) with the Company.  As a result, Waterproof claims that it has the right to purchase the Waterproof shareholdings from the Company at a fair market value as of May 17, 2019 in accordance with a calculation included in the ARSA.  In March 2021, the Company filed a Response to Civil Claim denying the Plaintiffs’ claims, or alternatively, that the purchase price proposed by the Plaintiffs is not binding and does not reflect the full value of Liquid’s interest in Waterpoof.  The litigation is at an early stage.

TRANSACTIONS WITH RELATED PARTIES

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers and Board of Director members.

In November 2020, the Company signed employment agreements with Charlie Brezer, a director of the Company, and Daniel Cruz, the former CFO and a director of the Company.  The agreements require total payments of $17,500 each per month.  Included in the agreements is a provision for 12 months written notice or salary paid in lieu of notice upon termination without just cause.  In April 2021, the employment agreement with Mr. Cruz was cancelled and replaced with a consulting agreement with the same terms.

MANAGEMENT'S DISCUSSION AND ANALYSIS

In January 2021, the Company signed an employment agreement with Ronald Thomson, the new CEO of the Company.  The agreement requires payments of $20,000 per month.  Included in the agreement is: (1) a provision for three months written notice or salary paid in lieu of notice upon termination without just cause and (2) a provision to increase the base salary to $30,000 per month, retroactive to January 1, 2021, upon the Company raising US$5 million in funding (achieved).

During the six months ended May 31, 2021, the Company entered into the following transactions with related parties:

a)Incurred management and directors salaries and fees of $106,500 (May 31, 2020 - $105,500) and share-based compensation of $203,822 (May 31, 2020 - $nil) to Charlie Brezer.  As at May 31, 2021, $nil (November 30, 2020 - $8,644) was included in accounts payable and accrued liabilities as owing to Mr. Brezer and $43,231 (November 30, 2020 - $nil) was included in receivables as owing from Mr. Brezer.

b)Incurred management and directors salaries and fees of $124,000 (May 31, 2020 - $102,500) and share-based compensation of $208,388 (May 31, 2020 - $nil) to Daniel Cruz.  As at May 31, 2021, $nil (November 30, 2020 - $8,220) was included in accounts payable and accrued liabilities as owing to Mr. Cruz and $25,709 (November 30, 2020 - $nil) was included in receivables as owing from Mr. Cruz.

c)Incurred management and directors salaries and fees of $150,000 (May 31, 2020 - $nil) and share-based compensation of $434,630 (May 31, 2020 - $nil) to Ronald Thomson.

d)Incurred management salaries and fees of $nil (May 31, 2020 - $120,000) to Jesse Sutton and Zift Interactive (“Zift”), a company controlled by Jesse Sutton, the director of Majesco, and salaries of $nil (May 31, 2020 - $13,000) which is included in discontinued operations.  On August 31, 2020, the Company agreed to settle a lawsuit with Mr. Sutton whereby Mr. Sutton agreed to settle $652,061 (US$500,000) payable for the acquisition of Majesco, along with $452,772 in consulting fees owed to Mr. Sutton, for $260,824 (US$200,000) in cash and the return of the 51% ownership of Majesco.

e)Incurred directors fees of $3,000 (May 31, 2020 - $3,000) and share-based compensation of $192,083 (May 31, 2020 - $nil) to Joshua Jackson, Chairman and a director of the Company.  As at May 31, 2021, $8,786 (November 30, 2020 - $5,786) was included in accounts payable and accrued liabilities as owing to Mr. Jackson.

f)Incurred directors fees of $3,000 (May 31, 2020 - $3,000) and share-based compensation of $24,378 (May 31, 2020 - $nil) to Stephen Jackson, a director of the Company.  As at May 31, 2021, $1,500 (November 30, 2020 - $2,240) was included in accounts payable and accrued liabilities as owing to Mr. Jackson.

g)Incurred directors fees of $3,000 (May 31, 2020 - $3,000) and share-based compensation of $21,249 (May 31, 2020 - $45,670) to Nancy Basi, a director of the Company.  As at May 31, 2021, $1,500 (November 30, 2020 - $2,208) was included in accounts payable and accrued liabilities as owing to Ms. Basi.

h)Incurred management and directors salaries and fees of $22,144 (May 31, 2020 - $nil) to Andy Wilson, the new CFO of the Company.  As at May 31, 2021, $14,144 (November 30, 2020 - $nil) was included in accounts payable and accrued liabilities as owing to Mr. Wilson.

i)Earned interest income of $nil (May 3, 2020 – $416) from a loan receivable issued to Waterproof.  The loan receivable was received in full during the year ended November 30, 2020.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Summary of key management personnel compensation:

	For the Six Months Ended May 31,
	2021	2020
	$	$
Management and directors salaries and fees	411,644	340,000
Management and directors salaries and fees in discontinued operations	-	13,000
Share-based compensation	1,084,550	45,670
	1,496,194	398,670

These expenditures were measured by amounts agreed upon by the transacting parties.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•Level 3 – Unobservable inputs that are supported by little or no market activity, therefore requiring an entity to develop its own assumptions about the assumption that market participants would use in pricing.

The Company’s financial instruments consist of cash, receivables, loans receivable, investment in equity instruments, accounts payable and accrued liabilities, loans payable, and long-term debt.  The fair value of receivables, loans receivable, accounts payable and accrued liabilities, and long-term debt approximates their carrying values.  Cash is measured at fair value using level 1 inputs.  The investment in equity instruments is measured at fair value using level 3 inputs.

As at May 31, 2021, the fair value of the level 3 asset was $4,734,842 (November 30, 2020 - $3,845,598) based on a multiple of 6.9 times management’s estimate of Waterproof’s expected earnings before interest, taxes, and expected amortization.  The Company’s investment in Waterproof does not have a quoted market price on an active market and the Company has assessed the fair value of the investment based on Waterproof’s unobservable earnings.  As a result, the fair value is classified as level 3 of the fair value hierarchy.  The process of estimating the fair value of Waterproof is based on inherent measurement uncertainties and is based on techniques and assumptions that emphasize both qualitative and quantitative information.  There is no reasonable quantitative basis to estimate the potential effect of changing the assumptions to reasonably possible alternative assumptions on estimated fair value of the investment.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company is exposed to a variety of financial risks by virtue of its activities including currency, credit, interest rate, and liquidity risk.

a)Currency risk

Foreign currency exchange rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. The Company’s operations are carried out in Canada and the United States. As the Company’s functional currency is USD, the Company is subject to foreign currency exchange rate risk on its net assets denominated in CAD which could have an adverse effect on the profitability of the Company. As at May 31, 2021, the Company had assets totaling CAD$379,066 and liabilities totalling CAD$834,203. A 10% change in the exchange rate would change other comprehensive income/loss by approximately US$37,000.  The Company currently does not have plans to enter into foreign currency future contracts to mitigate this risk, however it may do so in the future.

b)Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation.

The Company’s cash is held in a large Canadian financial institution. The Company maintains certain cash deposits with Schedule I financial institutions, which from time to time may exceed federally insured limits. The Company has not experienced any significant credit losses and believes it is not exposed to any significant credit risk. The Company’s sales tax receivable is due from the Government of Canada; therefore, the credit risk exposure is low.

The maximum exposure to credit risk as at May 31, 2021 is the carrying value of the receivables and loans receivable. The Company has allowed for an expected credit loss of $474,400 on the loans receivable as at May 31, 2021.  During the six months ended May 31, 2021, the Company increased the allowance by $144,088 which is included in the consolidated statements of comprehensive loss.

c)Interest rate risk

Interest rate risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  Financial assets and liabilities with variable interest rates expose the Company to cash flow interest rate risk.  The Company does not hold any financial liabilities with variable interest rates.  The long-term debt bears interest at 6.99% per annum and is payable over five years.  The Company does maintain bank accounts which earn interest at variable rates but it does not believe it is currently subject to any significant interest rate risk.

d)Liquidity risk

The Company’s ability to continue as a going concern is dependent on management’s ability to raise required funding through future equity issuances and through short-term borrowing. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.  As at May 31, 2021, the Company had a cash balance of $8,268,533 to settle current financial liabilities of $1,547,242.  The Company is exposed to liquidity risk.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OTHER RISKS AND UNCERTAINTIES

The business and operations of the Company are subject to numerous risks, many of which are beyond the Company’s control. The Company considers the risks set out below to be some of the most significant to potential investors in the Company, but not all of the risks are associated with an investment in securities of the Company. If any of these risks materialize into actual events or circumstances or other possible additional risks and uncertainties of which the Company is currently unaware or which it considers to be material in relation to the Company’s business actually occur, the Company’s assets, liabilities, financial condition, results of operations (including future results of operations), business and business prospects, are likely to be materially and adversely affected. In such circumstances, the price of the Company’s securities could decline and investors may lose all or part of their investment.

Global Pandemics

In March 2020 the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, customers, economies, and financial markets globally, potentially leading to an economic downturn. It has also disrupted the normal operations of many businesses, including ours. This outbreak could decrease spending, adversely affect demand for our product and harm our business and results of operations; however, the Company has also recognized that the pandemic has led to a global increase in screen time and online gaming which is beneficial to the Company’s operations. It is not possible for us to predict the duration or magnitude of the adverse results of the outbreak and its effects on our business, results of operations, or how it will impact the Company’s ability to conduct financings at this time.

Limited Operating History

The Company was created on August 8, 2018 as the resulting issuer of a business combination by plan of arrangement between Liquid Canada and the Company. We cannot assure you that our revenue will increase, or that we will be able to operate profitably in future periods. Our limited operating history and evolving business make the prediction of future results of operations difficult and, therefore, past results should not be taken as indicative of our future performance. You should consider our business and prospects in light of the risks, uncertainties, expenses and challenges that we will face as an early-stage gaming, TV, film media and entertainment company operating in highly competitive, rapidly evolving, and challenging markets. If we fail to address the risks and challenges that we face, our business, financial condition and results of operations could be adversely affected.

Competition

Competition in our industry is intense and we expect new competitors to continue to emerge throughout the world. Our competitors range from large established companies to emerging start-ups. In our industry, though many new products and services are regularly introduced, only a relatively small number of “hit” titles accounts for a significant portion of total revenue for the industry. We do not yet have a significant number of titles that we develop and the underperformance of a title may have a large adverse impact on our financial results. Also, hit products or services offered by our competitors may take a larger share of consumer spending than we anticipate, which could cause revenue generated from our products and services to fall below expectations.

In addition, both the online and mobile games marketplaces are characterized by frequent product introductions, relatively low barriers to entry, and new and evolving business methods, technologies and platforms for development. We expect competition in these markets to intensify. If our competitors develop and market more successful products or services, offer competitive products or services at lower price points or based on payment models perceived as offering a better value proposition (such as free-to-play or subscription-based models), or if we do not continue to develop consistently high-quality and well-received products and services, our revenue, margins, and profitability will decline.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The highly competitive market is characterized by pressure to innovate, expand feature sets and functionality, accelerate new product releases and reduce prices. Within the video game segment of the entertainment industry, we compete with other publishers of entertainment software developed for use on the PC, video game consoles and handheld, mobile and tablet devices or social networking sites. Our competitors include very large corporations with significantly greater financial, marketing and product development resources than we have. A relatively small number of titles account for a significant portion of net revenues, and an even greater portion of net profit, in the game entertainment industry, and the availability of significant financial resources is a major competitive factor in the production of high-quality products and in the marketing of products that are ultimately well-received. Our larger competitors may be able to deliver greater innovation, respond more quickly to new or emerging technologies and changes in market demand, devote more resources to the development, marketing and sale of their products, successfully expand into emerging and other international markets, or price their products more aggressively than we can. If our competitors are more successful than we are in developing products, or in attracting and retaining customers, our financial condition and operating results could be adversely affected.

History of Operating Losses and Negative Cash Flows

We have a history of operating losses and negative cash flows. We anticipate that our operating expenses will increase substantially in the foreseeable future as we increase our sales and marketing activities, and continue to develop our technology, products, projects, and services. For example, we will need additional funds to add to our content library and for development costs incurred to develop new games and redevelop our retro games, for production costs incurred in connection with the development of film and tv projects, costs related to our cloud-based network initiative, and for licensing and distribution expenses. These efforts may prove more expensive than we currently anticipate and we may incur significant additional costs and expenses in connection with our business development activities. In addition, our film and gaming content creation operations are relatively capital intensive while revenue-generating opportunities depend on the availability of projects in the market. During periods of low project volumes, fixed costs can result in operating losses. All of these costs and expenses could prevent us from achieving or maintaining profitability in future periods.

Product Development Risks

We depend on our internal development studios and third-party software developers to develop new interactive entertainment software within anticipated release schedules and cost projections. The development cycle for emulated titles generally ranges from 3 months to 12 months and for new titles 6 months to 2 years. Therefore our development costs can be substantial. If we or our third party developers experience unanticipated development delays, financial difficulties or additional costs, we may not be able to release titles according to our schedule and at budgeted costs. There can be no assurance that our products will be sufficiently successful so that we can recoup these costs or make a profit on these products.

Additionally, in order to stay competitive, our internal development studios must anticipate and adapt to rapid technological changes affecting software development. Any inability to respond to technological advances and implement new technologies could render our products obsolete or less marketable. Further, the failure to pursue the development of new technology, platforms, or business models that obtain meaningful commercial success in a timely manner may negatively affect our business, resulting in increased production costs and more strenuous competition.

Financing Risks

We have limited capital and we may require funds in excess of our existing cash resources to fund operating deficits, develop new products or services, establish and expand our marketing capabilities, and finance general and administrative activities. We do not currently generate sufficient cash from our businesses to fund our operations. We do not have any bank credit facility or other working capital credit line under which we may borrow funds for working capital or other general corporate purposes. We have plans to implement a crowdfunding portal through which we may raise money from investors to fund our operations in the gaming, film and TV industry segments, but we cannot guarantee that we will be successful in raising the funds we need in that manner. If we do not have, or are not able to obtain, sufficient funds, we may have to delay strategic opportunities, investments, or projects. If we are unable to raise adequate funds, we may have to

MANAGEMENT'S DISCUSSION AND ANALYSIS

liquidate some or all of our assets, or delay, reduce the scope of, or eliminate some or all of our creative work. Any of these actions could have a material adverse effect on our business, results of operations or financial condition.

Reliance on Market Acceptance

While we believe that there will be significant customer demand for our game, tv, and film offerings and services, there is no assurance that there will be broad market acceptance of our offerings. There also may not be broad market acceptance of the Company's offerings if its competitors offer products or services that are preferred by prospective customers. Customers consider many factors when evaluating our products relative to those of our competitors, including innovation, ease of use, price, feature sets, functionality, reliability, performance, reputation, and training and support, and we may not compare favorably against our competitors in all respects. There can be no assurance that our efforts will be successful in the near future, or at all, or that our competitors will not take significant market share in similar efforts. If we fail to develop new products and to manage new product introductions and transitions properly, or if our offerings do not receive market acceptance, our financial condition and operating results could be harmed.

Failure to Launch Commercially Successful New Products

In order for our media and entertainment business strategy to succeed over time, we will need to license, acquire, or develop new digital entertainment products that can generate additional revenue and diversify our revenue sources. A number of factors, including technical difficulties, government approvals and licenses of intellectual property right required for launching new products, lack of sufficient development personnel and other resources, and adverse developments in our relationship with the licensors of our new licensed products could result in delay in launching our new products. Therefore, we cannot assure you that we will be able to meet our timetable for development of our business.

There are many factors that may adversely affect the popularity of our new products. For example, we may fail to anticipate and adapt to future technical trends and new business models, fail to satisfy consumer preferences and requirements, fail to effectively plan and organize marketing and promotion activities, fail to effectively detect and prevent programming errors or defects in the products, and fail to operate our new products at acceptable costs. We cannot assure you that our new products will gain market acceptance and become commercially successful. If we are not able to license, develop or acquire additional digital entertainment products that are commercially successful, our future revenues and profitability may decline. If our games and other entertainment offerings do not meet consumer expectations, whether because they fail to function as advertised or otherwise, our sales may suffer. If our games and services do not function as consumers expect, it may negatively impact our business.

Rapid Technological Change

The entertainment industry in general, and the gaming, tv and film segments thereof in particular, are rapidly evolving, primarily as a result of free content, minimal entry costs for creation and distribution, and expanded use of mobile devices. We must continually anticipate and adapt our products to emerging technologies, delivery platforms and business models in order to stay competitive and try to predict and prepare for rapid changes in consumer demand that could materially alter public preferences for different forms of entertainment and leisure activities. The rapid growth of technology and shifting consumer tastes prevent us from being able to accurately predict the overall effect that technological growth may have on our potential revenue and profitability. When we choose to incorporate a new technology into a product or to develop a product for a new platform, operating system or media format, we often are required to make a substantial investment prior to the introduction of the product. If we invest in the development of products incorporating a new technology or for a new platform that does not achieve significant commercial success, our revenues from those products likely will be lower than we anticipated and may not cover our development costs. Further, our competitors may adapt to an emerging technology or business model more quickly or effectively than we do, creating products that are technologically superior to ours, more appealing to consumers, or both. If, on the other hand, we elect not to pursue the development of products incorporating a new technology or for new platforms, or otherwise elect not to pursue a new business model, that achieves significant commercial success, it may have adverse consequences. It may take significant time and resources to shift product development resources to

MANAGEMENT'S DISCUSSION AND ANALYSIS

that technology, platform or business model, as the case may be, and may be more difficult to compete against existing products incorporating that technology or for that platform or against companies using that business model. Any failure to successfully adapt to, and appropriately allocate resources among, emerging technologies and to keep pace with rapid technological change could negatively impact our business and prevent us from achieving profitability or sustaining a meaningful market position.

Development of Commercially Successful Products

The Company is a provider of video game products primarily for the casual-game consumer and has published video games for interactive entertainment hardware platforms, including Nintendo’s DS, 3DS, Wii and WiiU, Sony’s PlayStation 3 and 4, or PS3 and PS4, Microsoft’s Xbox 360 and Xbox One and the personal computer, or PC. The success of our business is subject to the continued popularity of these platforms and our ability to develop commercially successful products for these platforms.

Royalty Rates Set By Platform Providers

In order to provide products and service for a video game system such as Nintendo’s DS, 3DS, Wii and WiiU, Sony’s PlayStation 3 and 4, or PS3 and PS4, Microsoft’s Xbox 360 and Xbox One, we must take a license from Nintendo, Sony and Microsoft, respectively, which give these companies the opportunity to set the fee structure that we must pay in order to provide games for that platform. Similarly, these companies have retained the flexibility to change their fee structures, or adopt different fee structures for online purchases of games, online gameplay and other new features for their consoles. The control that hardware manufacturers have over the fee structures for their platforms and online access could adversely impact our costs, profitability and margins. Because providing products for video game systems is the largest portion of our business, any increase in fee structures would significantly harm our ability to generate profits.

Potential Acquisitions in the Industry

As part of our growth strategy, we may selectively pursue strategic acquisitions in our industry and related industries. We may not be able to consummate such acquisitions, which could adversely impact our growth. If we do consummate acquisitions, integrating an acquired company, business or technology may result in unforeseen operating difficulties and expenditures, including:

•increased expenses due to transaction and integration costs;

•potential liabilities of the acquired businesses;

•potential adverse tax and accounting effects of the acquisitions;

•diversion of capital and other resources from our existing businesses;

•diversion of our management’s attention during the acquisition process and any transition periods;

•loss of key employees of the acquired businesses following the acquisition; and

•inaccurate budgets and projected financial statements due to inaccurate valuation assessments of the acquired businesses.

Our evaluations of potential acquisitions may not accurately assess the value or prospects of acquisition candidates and the anticipated benefits from our future acquisitions may not materialize. In addition, future acquisitions or dispositions could result in potentially dilutive issuances of our equity securities, including our common stock, the incurrence of debt, contingent liabilities or amortization expenses, or write-offs of goodwill, any of which could harm our financial condition.

Dependant on Certain Key Personnel

We are dependent upon the services of key executives. The loss of our executive officers or our other key personnel, particularly with little or no notice, could cause delays on projects and could have an adverse impact on our client and industry relationships, our business, operating results or financial condition.

Due to the relatively small size of our company, the loss of key persons or our inability to attract and retain additional highly-skilled employees may adversely affect our business and future operations. The loss of one or more key employees or contractors, if not replaced, could adversely affect Liquid’s project exploration and development programs, consolidated operations and financial condition.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Retention of Skilled Management

Our success depends to a significant extent on our ability to identify, hire, and retain qualified creative, technical and managerial personnel in a competitive job market. We expect competition for personnel with the specialized creative and technical skills needed to create our products and provide our services will continue to intensify in future. Our competitors may be able to offer a work environment with higher compensation or more opportunities to work with cutting-edge technology than we can. If we are unable to retain our key personnel or appropriately match skill sets with our needs, we would be required to expend significant time and financial resources to identify and hire new qualified personnel and to transfer significant internal historical knowledge, which might significantly delay or prevent the achievement of our business objectives.

Limited Public Company Experience of Management

Members of our management team have limited experience managing a publicly-traded company, interacting with public company investors, and complying with the increasingly complex laws, rules and regulations that govern public companies. These obligations will require significant attention from our management and could divert their attention away from the day-to-day management of our business. In the event that our management team are not successful or efficient as managers of a public company, this could have a material adverse effect on our business, results of operations, or financial condition.

Legal Proceedings

From time to time, we may be involved in claims, suits, government investigations, audits and proceedings arising from the ordinary course of our business. Such claims, suits, government investigations, audits and proceedings are inherently uncertain and their results cannot be predicted with certainty. Regardless of the outcome, such legal proceedings can have an adverse impact on us because of legal costs, diversion of management resources and other factors.

Adverse Changes in the Economy

Most of our products and services involve discretionary spending on the part of consumers. We believe that consumer spending is influenced by general economic conditions and the availability of discretionary income. This makes our products particularly sensitive to general economic conditions and economic cycles as consumers are generally more willing to make discretionary purchases, including purchases of products like ours, during periods in which favorable economic conditions prevail. Adverse economic conditions such as a prolonged general economic downturn, including periods of increased inflation, unemployment levels, tax rates, interest rates, energy prices or declining consumer confidence could also reduce consumer spending. Reduced consumer spending may result in reduced demand for our products and may also require increased selling and promotional expenses, which may have an adverse effect on our business, financial condition and operating results. In addition, uncertainty and adverse changes in the economy could also increase costs associated with developing and publishing our products, increase the cost and availability of sources of financing, and increase our exposure to material losses from bad debts, any of which could have a material adverse effect on our business, financial condition and operating results. If economic conditions worsen, our business, financial condition and operating results could be adversely affected.

Limited Number of Suppliers

We rely on a limited number of suppliers for hardware, software, and film and gaming production equipment. While other sources of supply do exist for this equipment, an unexpected disruption in supply or an increase in pricing could have a negative impact on our earnings.

Management of Potential Growth

For us to succeed, our business needs to experience significant expansion. There can be no assurance that it will achieve this expansion. This expansion, if accomplished, may place a significant strain on our management, operational and financial resources. To manage any material growth, we will be required to implement operational and financial systems, procedures and controls. We will also be required to expand our

MANAGEMENT'S DISCUSSION AND ANALYSIS

finance, administrative and operations staff. There can be no assurance that our current and planned personnel, systems, procedures and controls will be adequate to support our future operations at any increased level. Our failure to manage growth effectively could have a material adverse effect on our business, results of operations and financial condition.

Dependence on Trademarks and Copyrights

We hold a number of trademarks and copyrights relating to certain significant products. We rely on trademark laws and contractual provisions to protect these trademarks and copyrights, and there can be no assurance that third parties will not infringe or misappropriate our trademarks and copyrights. Existing trade secret, copyright and trademark laws offer only limited protection and do not account for common law claims. Furthermore, the monitoring and enforcement against the unauthorized use of our intellectual property rights could entail significant expenses and could prove difficult or impossible. As well, the laws of other countries in which we may choose to market our products may afford little or no effective protection of our intellectual property. If we lose some or all of our intellectual property rights, our business may be materially adversely affected.

Intellectual Property Claims

Development of original content, including publication and distribution, sometimes results in claims of intellectual property infringement. Although we make efforts to ensure our products do not violate the intellectual property rights of others, it is possible that third parties may still allege infringement. These claims and any litigation resulting from these claims may be time consuming and costly to defend, divert management attention, and result in damage awards payable by us. They could also prevent us from selling the affected product; or require us to redesign the affected product to avoid infringement or obtain a license for future sales of the affected product or prevent us from utilizing important technologies, ideas or formats.

Security Breaches

We securely store the source code for our interactive entertainment software products as it is created. A breach, whether physical, electronic or otherwise, of the systems on which such source code and other sensitive data are stored could lead to damage or piracy of our software. In addition, certain parties with whom we do business are given access to our sensitive and proprietary information in order to provide services and support our team. These third parties may misappropriate our information and engage in unauthorized use of it. If we are subject to data security breaches, we may have a loss in sales or increased costs arising from the restoration or implementation of additional security measures which could materially and adversely affect our business, financial condition and operating results. Any theft and/or unauthorized use or publication of our trade secrets and other confidential business information as a result of such an event could adversely affect our competitive position, reputation, brand, and future sales of our products. Our business could be subject to significant disruption, and we could suffer monetary and other losses and reputational harm, in the event of such incidents and claims.

Retention of NASDAQ Listing

Our common shares currently trades on the NASDAQ Capital Market. Following our business combination in August 2018, we were required to establish compliance with the NASDAQ initial listing requirements, which we did in October 2018. NASDAQ has continued listing requirements that we must maintain to avoid delisting. The standards include, among others, a minimum bid price requirement of $1.00 per share and any of: (i) a minimum stockholders’ equity of $2.5 million; (ii) a market value of listed securities of $35 million; or (iii) net income from continuing operations of $500,000 in the most recently completed fiscal year or in two of the last three fiscal years. Our results of operations and our fluctuating shares price directly impact our ability to satisfy these listing standards. If we are unable to maintain these listing standards, we may be subject to delisting.

A delisting from NASDAQ would result in our common shares being eligible for quotation on the over-the-counter market which is generally considered to be a less efficient system than listing on markets such as NASDAQ or other national exchanges because of lower trading volumes, transaction delays, and reduced security analyst and news media coverage. These factors could contribute to lower prices and larger spreads

MANAGEMENT'S DISCUSSION AND ANALYSIS

in the bid and ask prices for our common shares. Additionally, trading of our common shares on the OTCBB may make us less desirable to institutional investors and may, therefore, limit our future equity funding options and could negatively affect the liquidity of our shares.

If we make a significant acquisition that requires the issuance of our common shares, we may be required to reapply for NASDAQ listing.

Reapplying for NASDAQ listing may require us to satisfy the more stringent original listing standards of the NASDAQ Capital Market, which has substantially higher standards than the continuing listing standards. If any such application is not approved, our shares of common shares could be delisted from the NASDAQ Capital Market.

Dilution to Current Shareholders

In order to finance our operations, we have raised funds through the issuance of common shares and securities convertible into common shares and may do so again in future. We cannot predict the size of future issuances of common shares or the size or terms of future issuances of debt instruments or other securities convertible into common shares, or the effect, if any, that future issuances and sales of our securities will have on the market price of our common shares. Sales or issuances of substantial numbers of common shares, or the perception that such sales could occur, may adversely affect the market price of our common shares. With any additional sale or issuance of common shares, or securities convertible into common shares, our investors will suffer dilution to their voting power.

Loss of “Foreign Private Issuer” Status

In order to maintain our current status as a “foreign private issuer” (as defined in Rule 405 under the United States Securities Act of 1933), where more than 50% of our outstanding voting securities are directly or indirectly owned by residents of the United States, we must not have any of the following: (i) a majority of our executive officers or directors being U.S. citizens or residents, (ii) more than 50% of our assets being located in the United States, or (iii) our business being principally administered in the United States. If we were to lose our foreign private issuer status:

•we would no longer be exempt from certain of the provisions of U.S. securities laws, such as Regulation FD and the Section 16 short swing profit rules;

•we would be required to commence reporting on forms required of U.S. companies, such as Forms l0-K, 10-Q and 8-K, rather than the forms currently available to us, such as Forms 20-F and 6-K;

•we would be subject to additional restrictions on offers and sales of securities outside the United States, including in Canada;

•we might lose the ability to rely upon exemptions from the NASDAQ corporate governance requirements that are available to foreign private issuers; and

•if we engage in capital raising activities after losing our foreign private issuer status, there is a higher likelihood that investors may require the Company to file resale registration statements with the Securities and Exchange Commission as a condition to any such financing.

Characterization as a Passive Foreign Investment Company

If 75% or more of our gross income in a taxable year, including our pro-rata share of the gross income of any company, U.S. or foreign, in which we are considered to own, directly or indirectly, 25% or more of the shares by value, is passive income, then we will be a passive foreign investment company, or “PFIC,” for U.S. federal income tax purposes. Alternatively, we will be considered to be a PFIC if at least 50% of our assets in a taxable year, averaged over the year and ordinarily determined based on fair market value and including our pro-rata share of the assets of any company in which we are considered to own, directly or indirectly, 25% or more of the shares by value, are held for the production of, or produce, passive income. Once treated as a PFIC, for any taxable year, a foreign corporation will generally continue to be treated as a PFIC for all subsequent taxable years for any shareholder who owned shares of the foreign corporation when it was treated as a PFIC. If we were to be a PFIC, and a U.S. holder does not make an election to treat us as a “qualified electing fund,” or QEF, or a “mark-to-market” election, “excess distributions” to a U.S. holder, and any gain recognized by a U.S. holder on a disposition of our ordinary shares, would be taxed in an unfavorable way. Among other

MANAGEMENT'S DISCUSSION AND ANALYSIS

consequences, our dividends, to the extent that they constituted excess distributions, would be taxed at the regular rates applicable to ordinary income, rather than the 20% maximum rate applicable to certain dividends received by an individual from a qualified foreign corporation, and certain “interest” charges may apply. In addition, gains on the sale of our ordinary shares would be treated in the same way as excess distributions.

The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to the determination of PFIC status. In addition, under the applicable statutory and regulatory provisions, it is unclear whether we would be permitted to use a gross loss from sales (sales less cost of goods sold) to offset our passive income in the calculation of gross income. Although we do not expect that we will be a PFIC in the future, in light of the periodic asset and income tests applicable in making this determination, no assurance can be given that we will not become a PFIC. If we do become a PFIC in the future, U.S. holders who hold ordinary shares during any period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to exceptions for U.S. holders who made a timely QEF or mark-to-market election, or certain other elections. We do not currently intend to prepare or provide the information that would enable our shareholders to make a QEF election.

Payment of Dividends

We have never declared or paid any cash dividends on our common shares and do not intend to pay any cash dividends in the foreseeable future. We currently intend to retain any future earnings to fund the growth of our business. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant. As a result, capital appreciation, if any, of our common shares will be the sole source of gain for the foreseeable future.

Sales of a Substantial Number of Our Common Shares

Our common shares are traded on the NASDAQ under the symbol “YVR.”  The concurrent sale of a substantial number of our common shares in the public market could cause a reduction in the market price of our common shares.

Enforcement of Judgements Against the Company

We are a company incorporated under the laws of British Columbia, all but one of our directors and officers are residents of Canada and all our assets and operations are located outside of the United States, with the exception of Majesco. It may not be possible for shareholders to enforce in Canada judgments against the Company obtained in the United States, including actions predicated upon the civil liability provisions of the U.S. federal securities laws.

While reciprocal enforcement of judgment legislation exists between Canada and the United States, we and our insiders may have defenses available to avoid in Canada the effect of U.S. judgments under Canadian law, making enforcement difficult or impossible. There is uncertainty as to whether Canadian courts would enforce (a) judgments of U.S. courts obtained against us or our insiders predicated upon the civil liability provisions of the U.S. federal and state securities laws or (b) in original actions brought in Canada, liabilities against us or our insiders predicated upon the U.S. federal and state securities laws. Therefore, our shareholders in the United States may have to avail themselves of remedies under Canadian corporate and securities laws for any perceived oppression, breach of fiduciary duty and like legal complaints. Canadian law may not provide for remedies equivalent to those available under U.S. law.

Investment in Equity Instruments

In accordance with International Financial Reporting Standards, the Company is required to report certain investments at fair market value.  The fair market value calculations are based on estimates and assumptions and may not equal the net realizable value of the asset.

MANAGEMENT'S DISCUSSION AND ANALYSIS

DISCLOSURE OF CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The CFO, together with other members of management, have designed the Company’s disclosure controls and procedures in order to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries would be known to them, and by others, within those entities.

Management has also designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with IFRS. Management has assessed the effectiveness of the Company’s internal control over financial reporting as of the six months ended May 31, 2021 and has concluded that the internal controls are effective.

While the officers of the Company have designed the Company’s disclosure controls and procedures and internal controls over financial reporting, they expect that these controls and procedures may not prevent all errors and fraud. A control system, no matter how well conceived or operated, can only provide reasonable, not absolute assurance, that the objectives of the control system are met.

DISCLOSURE DATA FOR OUTSTANDING COMMON SHARES, OPTIONS, AND WARRANTS

Common Shares

The Company has authorized to issue 500,000,000 of commons shares without par value and the following preferred shares:

Preferred shares without par value	9,999,900
Series “A” preferred shares	1,000,000
Series “B” preferred shares	100
Series “C” preferred shares	1,000,000
Series “D” preferred shares	4,000,000
Series “E” preferred shares	4,000,000
20,000,000

Below is a summary of the common shares issued, stock options, share purchase warrants, and restricted share units as at May 31, 2021 and the date of this report:

	May 31, 2021	Date of this Report

Common shares	14,597,933	14,637,827
Stock options	2,030,445	2,030,445
Agents’ warrants	26,667	26,667
Share purchase warrants	1,179,208	1,179,208
Restricted share units	499,999	499,999

MANAGEMENT'S DISCUSSION AND ANALYSIS

Stock Options

The Company has issued incentive options to certain directors, officers, and consultants of the Company.  As of the date of this report, the following options are outstanding and exercisable:

Options Outstanding	Options Exercisable	Exercise Price	Expiry Date
		$
407,995	407,995	2.29 (US$1.90)	February 28, 2024
25,000	25,000	2.29 (US$1.90)	January 8, 2025
25,000	25,000	2.29 (US$1.90)	February 13, 2025
25,000	25,000	2.29 (US$1.90)	March 10, 2025
25,000	25,000	2.29 (US$1.90)	April 13, 2025
450,000	450,000	2.29 (US$1.90)	July 23, 2025
750,715	-	2.29 (US$1.90)	January 1, 2026
321,735	107,245	2.29 (US$1.90)	January 14, 2026
2,030,445	1,065,240

Warrants

A summary of the agents’ warrants outstanding as at the date of this report is as follows:

Agent’s Warrants Outstanding	Exercise Price	Expiry Date
$
26,667	2.27 (US$1.88)	June 4, 2025
26,667

A summary of the share purchase warrants outstanding as at the date of this report is as follows:

Share Purchase Warrants Outstanding	Exercise Price	Expiry Date
$
800,000	1.45 (US$1.20)	October 15, 2021
24,208	1.45 (US$1.20)	April 6, 2022
355,000	2.27 (US$1.88)	June 9, 2025
1,179,208

OTHER MD&A REQUIREMENTS

Additional information relating to the Company may be found on or in:

•SEDAR at www.sedar.com;

•the Company’s unaudited condensed interim consolidated financial statements for the three and six months ended May 31, 2021 and 2020; and

•the Company’s restated audited consolidated financial statements for the years ended November 30, 2020, 2019 and 2018.

This MD&A was approved by the Board of Directors of Liquid Media Group Ltd. effective July 15, 2021.